SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

REPLIGEN CORP

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759916 10 9

(CUSIP Number)

Barry L. Fischer
Thompson Coburn LLP
55 East Monroe Street
Suite 3700
Chicago, IL 60603
(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26th, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,815,631
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,815,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,815,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

    (1)           Based upon 30,841,165 shares of the Issuer’s common stock issued and outstanding as of April 9, 2012, as reported on the Issuer’s Proxy Statement dated April 20, 2012.

         Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated January 30, 2007, as amended by Amendment No. 1 to Schedule 13D dated July 13, 2007; Amendment No. 2 to Schedule 13D dated October 20, 2008; Amendment No. 3 to Schedule 13D dated June 20, 2011; Amendment No. 4 to Schedule 13D dated July 13, 2011; and Amendment No. 5 to Schedule 13D dated August 15, 2011; Amendment No. 6 to Schedule 13D dated January 25, 2012; Amendment No. 7 to Schedule 13D dated March 5, 2012; and Amendment No. 8 to Schedule 13D dated March 21, 2012 and Amendment No. 9 to Schedule 13D dated March 21, 2012 (collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 10 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.    Purpose of Transaction is hereby amended by adding thereto the following:

On April 26, 2012, the Reporting Person spoke with Karen Dawes, Chairperson of the Board of Directors of the Issuer, regarding the Reporting Person’s proxy proposal and strategic matters regarding the Issuer, including methods to enhance shareholder value.  The Reporting Person understands that the Chairperson of the Board of Directors and the Chief Executive Officer of the Issuer wish to continue to collaborate with him regarding these issues, and engage in regularly scheduled discussions to facilitate the aforesaid.   The Reporting Person intends to continue to collaborate with the Chairperson of the Board of Directors and the Chief Executive Officer of the Issuer regarding these matters so long as said meetings prove constructive for Repligen and its shareholders.

Item 5.    Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 2,815,631 (the "Shares") constituting approximately 9.1% of the outstanding shares of the Stock.   The percentages in this Item  5(a) are based upon 30,841,165 shares of the Issuer’s common stock issued and outstanding as of April 9, 2012, as reported on the Issuer’s Proxy Statement dated April 20, 2012.

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

(c)	Since the filing of the prior amendment to this Schedule 13D on March 21, 2012, the Reporting Person has made no transactions in the Shares of the Issuer:

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 30, 2012

/s/ Barry L. Fischer Barry L. Fischer, attorney-in-fact for Ronald L. Chez